

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

<u>Via U.S. Mail and Facsimile to 702-549-5496</u>

Scott Gerardi
Chief Executve Officer
Accend Media
8275 S. Eastern Avenue, Suite 200-306
Las Vegas, NV 89123

  Re: Accend Media
    Registration Statement on Form S-1, as amended by
    Amendment No. 1
    Filed May 23, 2011
    File No. 333-173814

Dear Mr. Gerardi:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two from our letter dated May 19, 2011; however, the registration statement states in many places, such as the prospectus cover page, that the offering price will be $0.01 for the "entire duration of the offering, or until our shares are quoted on the OTCBB and thereafter at prevailing market prices." Because the offering of shell company shares is deemed to be on behalf of the company, the offering must be at a fixed price for the duration of the offering.

Risk Factors, page 7

Rule 144 Safe Harbor Is Unavailable…., page 11

2.   We note your statement that you will publish information necessary to permit transfers of shares in accordance with Rule 144 inasmuch that you have filed the current registration statement. Revise to state clearly that paragraph (i) of Rule 144 will not be available until you cease being a shell company for at least one year even if you are current in your reporting obligations prior to that time. Also, delete the reference to JA Energy under this risk factor.

Shares Eligible for Future Sale, page 23

3.   We note your disclosure that shares of your common stock may be resold without restriction or further registration except for shares purchased by affiliates. However, because you are shell company, your shares may be resold only through registration, meeting the safe harbor provisions of paragraph (i) of Rule 144, or in reliance upon Section 4(1) of the Securities Act of 1933 for non-affiliates. Revise accordingly. We note you have this disclosure on page 11.

Exhibits

4.   We note your response to comment nine from our letter dated May 19, 2011. Your opinion states "The issue and sale of the Company Shares to be sold pursuant to the terms of the Registration Statement as filed with the U. S. Securities and Exchange Commission have been duly authorized and, upon the sale thereof in accordance with the terms and conditions of the Registration Statement be validly issued, fully paid and non-assessable." File a legal opinion that the securities issued to the selling shareholders have been validly issued and are fully paid and non-assessable.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Terry French

for Larry Spirgel
Assistant Director

cc: Via facsimile to 702- 221-1963
        Thomas C. Cook, Esq.